UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
FILE NO. 812-14727

Amendment No. 1 to Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of UBS ETMF Trust UBS Asset Management (Americas) Inc. UBS Asset Management (US) Inc. 1285 Avenue of the Americas New York, NY 10019-6028
Please send all communications regarding this Application to:
Stephen H. Bier, Esq.
Allison M. Fumai, Esq.
Dechert LLP
1095 Avenue of the Americas
 New York, NY 10036-6797
With a copy to:
Mark F. Kemper, Esq.
UBS Asset Management (Americas) Inc.
 1285 Avenue of the Americas
New York, NY 10019-6028

Page 1 of 10 sequentially numbered pages (including exhibits)
As filed with the U.S. Securities and Exchange Commission on March 1, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
In the Matter of UBS ETMF Trust UBS Asset Management (Americas) Inc. UBS Asset Management (US) Inc. File No. 812-14727
Amendment No. 1 to Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION
In this application, UBS ETMF Trust (“Trust”), UBS Asset Management (Americas) Inc. (“Adviser”), and UBS Asset Management (US) Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order. 1
Applicants request that the relief apply to the exchange-traded managed fund listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

[1]	Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
[2]
All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.
II.	APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds. The Trust will be registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.
B.	The Adviser
The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware corporation with its principal place of business in New York, New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds. 3
Subject to the oversight and authority of the Trust’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.
C.	The Distributor
The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

[3]
Aspects of the Funds' proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:
•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.
IV.	NAMES AND ADDRESSES
Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

UBS ETMF TRUST

By:	/s/ Thomas Disbrow
Name: Thomas Disbrow
Title: Initial Trustee

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Initial Trustee

UBS ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Managing Director

UBS ASSET MANAGEMENT (US) INC.

By:	/s/ Joseph J. Allessie
Name: Joseph J. Allessie
Title: Managing Director

AUTHORIZATION RULE 0-2 (c)(1)
Resolutions of
UBS ETMF Trust
 (as adopted August 15, 2016)
RESOLVED, that the officers of the Trust are hereby authorized to prepare and file with the Securities and Exchange Commission (the “Commission”) an application (the “ETMF Application”) for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and further
RESOLVED, that each of the officers of the Trust is hereby authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

UBS ETMF TRUST

By:	/s/ Thomas Disbrow
Name: Thomas Disbrow
Title: Initial Trustee

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Initial Trustee

Authorization of
UBS Asset Management (Americas) Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by UBS Asset Management (Americas) Inc. have been taken, and that as the Managing Director thereof, he is authorized to execute and file the same on behalf of UBS Asset Management (Americas) Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UBS ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Managing Director

Authorization of
UBS Asset Management (US) Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by UBS Asset Management (US) Inc. have been taken, and that as the Managing Director thereof, he is authorized to execute and file the same on behalf of UBS Asset Management (US) Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UBS ASSET MANAGEMENT (US) INC.

By:	/s/ Joseph J. Allessie
Name: Joseph J. Allessie
Title: Managing Director

VERIFICATION RULE 0-2 (d)
Verification of
 UBS Asset Management (Americas) Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, UBS Asset Management (Americas) Inc.; that he is Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 1st day of March, 2017, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UBS ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Managing Director

Verification of
 UBS ETMF Trust
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, depose and say that they have duly executed the attached application for an order for, and on behalf of, the UBS ETMF Trust; that they are each a trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 1st day of March, 2017, have been taken.  Deponent further says that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

UBS ETMF TRUST

By:	/s/ Thomas Disbrow
Name: Thomas Disbrow
Title: Initial Trustee

By:	/s/ Mark E. Carver
Name: Mark E. Carver
Title: Initial Trustee

Verification of
 UBS Asset Management (US) Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, UBS Asset Management (US) Inc.; that he is the Managing Director of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 1st day of March, 2017, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

UBS ASSET MANAGEMENT (US) INC.

By:	/s/ Joseph J. Allessie
Name: Joseph J. Allessie
Title: Managing Director

APPENDIX A
The Initial ETMF

UBS NextShares Municipal Bond Fund.  Normally invests in municipal bonds and other investments with similar economic characteristics, the interest on which is exempt from regular federal income tax.